EXHIBIT 99.1

eFuture Announces First Quarter 2014 Unaudited Financial Results

BEIJING, May 30, 2014 (GLOBE NEWSWIRE) -- eFuture Information Technology Inc. (Nasdaq:EFUT) (the "Company" or "eFuture"), a leading provider of software and services in China's rapidly growing retail and consumer goods industries, today announced its unaudited financial results for the first quarter ended March 31, 2014.

First Quarter 2014 Financial Highlights

  Total revenue increased 2% year-over-year to RMB22.9 million (US$3.7 million).
  Gross profit increased 11% year-over-year to RMB9.7 million (US$1.6 million).
  Adjusted EBITDA was negative RMB3.8 million (US$0.6 million), compared to an adjusted EBITDA of minus RMB5.3 million in the first quarter 2013.
  Operating loss was RMB5.5 million (US$0.9 million), compared to an operating loss of RMB7.3 million in the first quarter 2013.
  Net loss was RMB5.1 million (US$0.8 million), compared to a net loss of RMB6.0 million in the first quarter 2013.

Chairman's Message

Mr. Adam Yan, Chairman and Chief Executive Officer of eFuture, commented, "The global retail industry is undergoing a significant transformation. The most notable driver for these changes is undoubtedly the migration of offline retail sales to online channels. According to 2014 China Online Shopping Report released by iResearch, the growth rate of China's mobile shopping gross market value (GMV) in 2013 was 168.6%, which is much higher than the 39.4% GMV growth rate of the whole online shopping market.

"Our plan for 2014 is to harness myStore (a mobile shopping social network connecting consumers) to forge a new path for the future. Our new strategy will blend multiple forces to create a true omni-channel model that redefines the consumer experience, and will hope to play an important role in accelerating the inevitable transition to mobile internet. Driven by myStore, our traditional software business will still serve as the foundation for the whole strategic transition, which follows the trend of transferring from single-channel management to omni-channel management.

"As we face a continued increased omni-channel solutions demand from offline retailers, we have accelerated our investment in R&D, focused on providing standardized and easily-deployable omni-channel solutions. We believe the myStore-driven Omni-channel solutions represent a leading unified marketing and retail management total solution connecting traditional offline store, online e-commerce, social media and mobile internet application. We plan to officially release the total solution by the end of the second quarter, and enter into the trial period in the second half of 2014.

"2014 will be an important, rapidly expanding year for myStore. By the end of April, we had approximately 630,000 registered users, compared with 190,000 registered users at the end of 2013. This reflected the active market reception and the synergy created by eFuture's strong reputation in the retail industry developed over the last 17 years.

"To better demonstrate the strength of myStore and product samples of modern offline stores for existing and potential clients, we built myStore-driven omni-channel experience stores in our Beijing and Wuhan offices, which will allow consumers to place orders and made payments on myStore and pick up the goods they purchased at the experience stores, and share shopping experiences and interests with friends. Consumers can also select goods in stores and make payment through the myStore mobile application. We plan to open other experience stores in our major offices gradually.

"In the 9th China Retailers Convention and Exhibition from May 28 to 31, 2014 in Jiangsu Province, which is regarded as the most significant annual event for China's retail industry, we demonstrated our myStore-driven omni-channel experience store and attracted a great deal of attention. Local TV station and many media interviewed and reported myStore and provided special coverage. My new book "The Third Retail Revolution" and the myStore T-shirt were popular items. In my book signings on May 28, the guests actively and enthusiastically participated in the "Shake myStore, Free Signed Book Surprise" activity, which regarded as a vivid advertisement for myStore.

"Overall, our results have been very encouraging with a total backlog valued at RMB162.3 million (US$26.2 million) as of the end of March, representing an increase of 9% year over year."

FIRST QUARTER 2014 FINANCIAL RESULTS

Revenue

Total revenue for the first quarter 2014 increased 2% to RMB22.9million (US$3.7million) from RMB22.5million in the first quarter 2013.

Revenue Breakdown

	1Q13	1Q14
	RMB '000	RMB '000	USD '000	Y-o-Y Change
Software license sales	6,646	7,420	1,194	12%
Hardware sales	4,217	501	80	-88%
Service fee income	11,658	14,977	2,409	28%
Total	22,521	22,898	3,683	2%

Software license revenue for the first quarter 2014 increased 12% year-over-year to RMB7.4 million (US$1.2 million) from RMB6.6 million in the first quarter 2013. The increase was primarily attributable to increased revenue recognized from customers in the logistics industry.

Hardware revenue in the first quarter 2014 decreased 88% year-over-year to RMB0.5 million (US$0.1 million) from RMB4.2 million in the first quarter 2013. The decrease was a result of the completion of a few one-off projects in logistics and grocery industries in the first quarter 2013.

Service fee income for the first quarter 2014 increased 28% year-over-year to RMB15.0 million (US$2.4 million) from RMB11.7 million in the first quarter 2013, which was primarily attributable to increased maintenance service fee income from key customers in the grocery industry.

Cost of Revenue

Cost of revenue for the first quarter 2014 decreased 4% to RMB13.2 million (US$2.1 million) from RMB13.8 million in the first quarter 2013.

Cost of Revenue Breakdown

	1Q13	1Q14
	RMB '000	RMB '000	USD '000	Y-o-Y Change
Cost of software license sales	387	3,340	537	763%
Cost of hardware sales	3,722	422	68	-89%
Cost of service fee	8,611	8,516	1,370	-1%
Amortization of acquired technology	215	--	--	-100%
Amortization of software costs	865	934	150	8%
Total	13,800	13,212	2,125	-4%

Gross Profit and Gross Margin

Gross profit increased 11% year-over-year to RMB9.7 million (US$1.6 million) from RMB8.7million in the first quarter 2013, and consolidated gross margin for the first quarter 2014 was 42%, compared with 39% in the first quarter 2013. The increase was mainly due to a lower proportion of low-margin hardware sales.

Operating Expenses

Research and development ("R&D") expenses for the first quarter 2014 decreased 63%year-over-year to RMB0.3 million (US$49,752), or 1% of total revenue, compared with RMB0.8 million, or 4% of total revenue in the first quarter 2013. The decrease in R&D expense was primarily attributable to an expenditure relating to the enhancement of a cloud based product in the first quarter 2013.

General and administrative expenses ("G&A") for the first quarter 2014 decreased 18% year-over-year to RMB4.9 million (US$0.8 million), representing 22% of total revenue, compared with RMB6.0 million, or 27% of total revenue in the first quarter 2013. The decrease was primarily attributable to a lower bad debt provision as a result of improvement on trade receivable collection and also due to a lower head count as a result of improved management efficiency.

Selling and distribution ("S&D") expenses for the first quarter 2014 increased 8% year-over-year to RMB9.9million (US$1.6 million), representing 43% of total revenue, compared with RMB 9.2million, or 41% of total revenue in the first quarter 2013. S&D expenses as a percentage of total revenue were stable.

Operating Loss

Operating loss in the first quarter 2014 was RMB5.5million (US$0.9 million), compared to operating loss of RMB7.3 million in the first quarter 2013.

Net Loss/Adjusted Net Loss and Loss Per Share/Adjusted Loss Per Share

First quarter 2014 net loss was RMB5.1million (US$0.8 million), compared with a net loss of RMB6.9 million in the first quarter 2013. Adjusted net loss for the first quarter 2014 was RMB3.9 million (US$0.6 million), compared with an adjusted net loss of RMB4.5 million in the first quarter 2013.

Basic and diluted loss per share in the first quarter 2014 was RMB 1.21 (US$0.19), compared to basic and diluted loss per share of RMB1.42 in the first quarter 2013. Adjusted diluted loss per share was RMB0.94 (US$0.15), compared to RMB1.06 in the first quarter 2013.

EBITDA

Adjusted EBITDA for the first quarter 2014 was minus RMB3.8million (US$0.6 million), compared to negative RMB5.3 million in the first quarter 2013.

Balance Sheet and Cash Flow

As of March 31, 2014, cash and cash equivalents were RMB28.9 million (US$4.6 million), a decrease of RMB 33.7 million from RMB62.6 million as of December 31, 2013. The decrease was primarily attributable to the payment of annual bonuses and increased expenditures on certain customer projects.

Total accounts receivable as of March 31, 2014 decreased 19% to RMB21.3 million (US$3.4 million) from RMB26.4 million as of December 31, 2013. The decrease was primarily attributable to improvement in receivables collection.

Inventory and work in process as of March 31, 2014 increased 51% to RMB30.0 million (US$4.8 million) from RMB19.9 million as of December 31, 2013. The increase was primarily attributable to an increase in a number of on-going projects, which had not reached the point of revenue recognition.

For the quarter ended March 31, 2014, net cash used in operating activities was RMB29.8million (US$4.8 million). Net cash used in investing activities was RMB4.0 million (US$0.6 million). Net cash provided by financing activities was RMB0.1 million (US$8,977).

SECOND QUARTER 2014 GUIDANCE

eFuture expects total revenue for the second quarter 2014 to be in the range of RMB28.5 million (US$4.6 million) to RMB33.5 million (US$ 5.4 million). Adjusted EBITDA for the second quarter 2014 is expected to be in the range of negative RMB6 million (US$1.0 million) to negative RMB3 million (US$0.5 million).

CURRENCY CONVENIENCE TRANSLATION

This announcement contains translations of certain RMB amounts into U.S. dollars ("USD") at specified rates, solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.2164 to US$1.00, the noon buying rate in effect on March 31, 2014 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

USE OF NON-GAAP FINANCIAL MEASURES

To supplement eFuture's unaudited consolidated financial results presented in accordance with U.S. GAAP, eFuture uses the following non-GAAP measures defined as non-GAAP financial measures by the U.S. Securities and Exchange Commission: (i) adjusted EBITDA excluding amortization of acquired software technology, amortization of intangibles, impairment of intangible assets, share-based compensation expenses and depreciation; (ii) adjusted net income excluding amortization of acquired software technology, amortization of intangibles, impairment of intangible assets, share-based compensation expenses and accretion on convertible notes; and (iii) adjusted basic and diluted earnings per share excluding amortization of acquired software technology, amortization of intangibles, share-based compensation expenses and accretion on convertible notes.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

eFuture believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding expenses that may not be indicative of its operating performance from a cash perspective or be indicative of its operating performance. eFuture believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company's performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management's internal comparisons to eFuture's historical performance and liquidity. eFuture computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making. The accompanying paragraphs have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

eFuture's management also believes that EBITDA, defined as earnings before interest, income tax expense, depreciation and amortization is a useful financial metric to assess its operating and financial performance before the impact of investing and financing transactions and income taxes. In addition, eFuture's management believes that EBITDA is widely used by other companies in the software industry and may be used by investors as a measure of its financial performance. Given the significant investments that eFuture has made in property, equipment, depreciation and amortization expense comprises a meaningful portion of the Company's cost structure. eFuture's management believes that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. The presentation of EBITDA should not be construed as an indication that the Company's future results will be unaffected by other charges and gains eFuture considers to be outside the ordinary course of its business.

The use of EBITDA and adjusted EBITDA has certain limitations. Depreciation and amortization expense for various long-term assets, income tax expense, interest expense and interest income have been and will be incurred and are not reflected in the presentation of EBITDA. Further, share-based compensation expenses have been and will be incurred and are not reflected in the presentation of adjusted EBITDA. Each of these items should also be considered in the overall evaluation of eFuture's financial results. The term EBITDA or adjusted EBITDA is not defined under U.S. GAAP, and EBITDA or adjusted EBITDA is not a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing eFuture's operating and financial performance, you should not consider this data in isolation or as a substitute for its net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, the Company's EBITDA and adjusted EBITDA may not be comparable to EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA in the same manner as eFuture does.

STATEMENT REGARDING UNAUDITED FINANCIAL INFORMATION

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company's year-end financial statements, which could result in significant differences from this unaudited financial information.

ABOUT EFUTURE INFORMATION TECHNOLOGY INC.

eFuture Information Technology Inc. (Nasdaq:EFUT) is a leading provider of software and services in China's rapidly growing retail and consumer goods industries. eFuture provides integrated software and services to manufacturers, distributors, wholesalers, logistics companies and retailers in China's front-end supply chain (from factory to consumer) market, especially in the retail and fast moving consumer goods industries. For more information about eFuture, please visit http://www.e-future.com.cn.

SAFE HARBOR

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, 2014 financial outlook and quotations from management in this announcement, as well as strategic and operational plans, contain forward-looking statements. eFuture may also make written or oral forward-looking statements in periodic reports to the Securities and Exchange Commission (the "SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to second parties. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: eFuture's anticipated growth strategies; eFuture's future business development, results of operations and financial condition; expected changes in the Company's revenue and certain cost or expense items; eFuture's ability to attract clients and leverage its brand; trends and competition in the software industry; the Company's ability to control expenses and maintain profit margins; the Company's ability to hire, train and retain qualified managerial and other employees; the Company's ability to develop new software and pilot new business models at desirable locations in a timely and cost-effective manner; the performance of third parties under contracts with the Company; the expected growth of the Chinese economy software market in retail and consumer goods industries; and Chinese governmental policies relating to private managers and operators of software and applicable tax rates.

Further information regarding these and other risks will be included in eFuture's annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release and in the attachments is as of May 30, 2014, and the Company undertakes no duty to update such information or any other forward-looking information, except as required under applicable law.

– FINANCIAL TABLES TO FOLLOW –

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES		Exchange rate	6.2164
CONDENSED CONSOLIDATED INCOME STATEMENTS

	Three months ended
	Chinese Yuan (Renminbi)		U.S. Dollars
	March 31,	March 31,	March 31,
	2013	2014	2014
	(Audited)	(Unaudited)	(Unaudited)
Revenues
Software revenue	6,646,324	7,420,124	1,193,637
Hardware revenue	4,217,293	501,568	80,685
Service fee revenue	11,657,729	14,976,789	2,409,238
Total Revenues	22,521,346	22,898,481	3,683,560

Cost of revenues
Cost of software revenue	387,062	3,339,956	537,281
Cost of hardware revenue	3,721,975	422,060	67,895
Cost of service fee revenue	8,611,539	8,516,328	1,369,977
Amortization of acquired technology	214,500	--	--
Amortization of software costs	864,806	933,938	150,238
Total Cost of Revenues	13,799,882	13,212,282	2,125,391

Gross Profit	8,721,464	9,686,199	1,558,169
	39%	42%
Operating Expenses
Research and development expenses	826,142	309,280	49,752
General and administrative expenses	6,029,308	4,942,669	795,102
Selling and distribution expenses	9,160,438	9,906,057	1,593,536
Total Operating Expenses	16,015,888	15,158,006	2,438,390

Loss from operations	(7,294,424)	(5,471,807)	(880,221)

Other income (expenses)
Interest income	158,917	82,385	13,253
Other income	436	--	--
Foreign currency exchange gain/(loss)	(12,334)	18,283	2,941
Loss before income tax	(7,147,405)	(5,371,139)	(864,027)
Less: Income tax benefit	(1,107,106)	(274,723)	(44,193)
Net Loss	(6,040,299)	(5,096,416)	(819,834)
Loss per share
Basic	(1.42)	(1.21)	(0.19)
Diluted	(1.42)	(1.21)	(0.19)
Basic Weighted-average Shares Outstanding	4,254,676	4,210,476	4,210,476
Fully-Diluted Weighted-average Shares Outstanding	4,254,676	4,220,386	4,220,386

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES		Exchange rate	6.2164
CONDENSED CONSOLIDATED BALANCE SHEETS

	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,	March 31,	March 31,
	2013	2014	2014
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	62,620,652	28,868,531	4,643,931
Trade receivables, net of allowance for doubtful accounts of ¥3,682,874 and ¥4,243,347($682,605), respectively	26,436,484	21,321,569	3,429,890
Refundable value added tax	2,047,262	3,476,796	559,294
Advances to employees	1,448,742	1,411,700	227,093
Other receivables	2,094,282	2,538,566	408,366
Prepaid expenses	1,237,347	1,229,350	197,759
Inventory and work in process, net of inventory provision of ¥3,415,570 and ¥3,088,080($496,763), respectively	19,900,382	30,011,312	4,827,764
Total current assets	115,785,151	88,857,824	14,294,097
Non-current assets
Long-term investments, net of impairment of net of impairment of ¥240,000 and ¥240,000($38,608), respectively	--	--	--
Property and equipment, net of accumulated depreciation of ¥ 8,134,647 and ¥8,623,240($1,387,176), respectively	3,498,773	3,674,119	591,036
Intangible assets, net of accumulated amortization of ¥76,424,196 and ¥77,358,135($12,444,202), respectively	33,601,807	36,002,795	5,791,583
Goodwill	80,625,667	80,625,667	12,969,833
Deferred tax assets	8,475,460	8,750,184	1,407,597
Total non-current assets	126,201,707	129,052,765	20,760,049
Total assets	241,986,858	217,910,589	35,054,146

LIABILITIES AND EQUITY
Current liabilities
Trade payables	11,999,261	8,528,267	1,371,898
Other payables	18,381,881	14,000,522	2,252,191
Accrued expenses	22,237,200	10,073,130	1,620,412
Taxes payable	15,608,001	11,138,409	1,791,778
Advances from customers	54,070,691	59,299,961	9,539,277
Total current liabilities	122,297,034	103,040,289	16,575,556

Equity
Ordinary shares $0.0756 U.S. dollars par value; 6,613,756 shares, authorized; 3,921,176 shares and 3,943,976 shares issued and outstanding, respectively	2,326,182	2,336,731	375,898
Additional paid-in capital	231,082,930	231,349,273	37,215,957
Statutory reserves	7,569,001	7,569,001	1,217,586
Accumulated deficits	(121,288,289)	(126,384,705)	(20,330,851)
Total equity	119,689,824	114,870,300	18,478,590
Total liabilities and equity	241,986,858	217,910,589	35,054,146

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES		Exchange rate	6.2164
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended
	Chinese Yuan (Renminbi)		U.S. Dollars
	March 31,	March 31,	March 31,
	2013	2014	2014
	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net loss	(6,040,299)	(5,096,416)	(819,834)
Adjustments to reconcile net loss to net cash flows provided by (used in) operating activities:
Depreciation of property and equipment	493,893	488,593	78,597
Amortization of intangible assets	1,079,306	933,938	150,238
Allowance for doubtful accounts	1,595,283	995,406	160,126
Compensation expenses	467,997	221,087	35,565
Deferred income taxes	(1,107,105)	(274,724)	(44,193)
Foreign exchange loss (gain)	10,265	35,280	5,675
Changes in assets and liabilities:
Trade receivables	(179,990)	3,969,509	638,554
Refundable value added tax	2,357,264	(1,429,534)	(229,962)
Advances to employees	(66,014)	37,042	5,959
Advances to suppliers	(19,214)	--	--
Other receivables	(4,500)	(294,284)	(47,340)
Prepaid expenses	(179,980)	7,997	1,286
Inventory and work in process	(9,503,810)	(10,110,930)	(1,626,493)
Trade payables	(5,796,520)	(3,470,994)	(558,361)
Other payables	(4,763,990)	(4,381,359)	(704,806)
Accrued expenses	(13,605,422)	(12,164,070)	(1,956,771)
Taxes payable	(1,726,821)	(4,469,592)	(719,000)
Advances from customers	5,181,032	5,229,270	841,206
Net cash provided by (used in) operating activities	(31,808,625)	(29,773,781)	(4,789,554)

Cash flows from investing activities:
Purchases of property and equipment	(140,090)	(663,939)	(106,804)
Payments for intangible assets	(3,802,096)	(3,334,926)	(536,472)
Cash received from disposal of property and equipment	1,900	--	--
Net cash used in investing activities	(3,940,286)	(3,998,865)	(643,277)

Cash flows from financing activities:
Proceeds from exercise of options by employees	--	55,805	8,977
Cash paid for share repurchase	--	--	--
Net cash used in financing activities	--	55,805	8,977

Effect of exchange rate changes on cash and cash equivalents	(10,265)	(35,280)	(5,675)

Net decrease in cash and cash equivalents	(35,759,176)	(33,752,121)	(5,429,529)

Cash and cash equivalents at beginning of period	79,373,365	62,620,652	10,073,459
Cash and cash equivalents at end of period	43,614,189	28,868,531	4,643,931

Supplemental cash flow information
Income tax paid	130,571	225,187	36,225

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NON-GAAP MEASURES OF PERFORMANCE

	Three months ended
	Chinese Yuan (Renminbi)		U.S. Dollars
	March 31,	March 31,	March 31,
	2013	2014	2014
	(Unaudited)	(Unaudited)	(Unaudited)
NON-GAAP OPERATING INCOME (LOSS) AND ADJUSTED EBITDA

Operating loss (GAAP Basis)	(7,294,424)	(5,471,807)	(880,221)

Adjustments for non-GAAP measures of performance:
Add back amortization of acquired software technology	214,500	--	--
Add back amortization of intangibles	864,806	933,938	150,238
Add back share-based compensation expenses	467,997	221,087	35,565
Adjusted non-GAAP operating loss	(5,747,121)	(4,316,782)	(694,418)
Add back depreciation	493,893	488,593	78,597

Adjusted EBITDA (Earnings before interest, taxes, depreciation and amortization)	(5,253,228)	(3,828,189)	(615,821)

NON-GAAP OPERATING LOSS AND ADJUSTED EBITDA, as a percentage of revenue

Operating loss (GAAP BASIS)	-32%	-24%	-24%

Adjustments for non-GAAP measures of performance:
Amortization of acquired software technology	1%	0%	0%
Amortization of intangibles	4%	4%	4%
Share-based compensation expenses	2%	1%	1%
Adjusted non-GAAP operating loss	-26%	-19%	-19%
Depreciation	2%	2%	2%

Adjusted EBITDA (Earnings before interest, taxes, depreciation and amortization)	-23%	-17%	-17%

NON-GAAP EARNINGS PER SHARE
Net loss	(6,040,299)	(5,096,416)	(819,834)
Amortization of acquired software technology	214,500	--	--
Amortization of intangibles	864,806	933,938	150,238
Share-based compensation expenses	467,997	221,087	35,565
Adjusted Net Loss	(4,492,996)	(3,941,391)	(634,031)

Adjusted non-GAAP diluted earnings (loss) per share	(1.06)	(0.94)	(0.15)
Shares used to compute non-GAAP diluted earnings (loss) per share	4,254,676	4,210,476	4,210,476
CONTACT: Investor Contact:
         Troe Wen, Company Secretary
         eFuture Information Technology Inc.
         +86 10 52937699
         ir@e-future.com.cn